Exhibit 10.1

CASH RETENTION AGREEMENT

This Cash Retention Agreement (the “Agreement”), dated October 16, 2013, is made between Red Hat, Inc., a Delaware corporation (“Red Hat” or the “Corporation”), and Brian Stevens (“Executive”).

Recitals:

WHEREAS, Red Hat’s Board of Directors has determined that it is in the best interests of the Corporation to promote Executive, the Corporation’s Chief Technology Officer, to the position of an Executive Vice President of the Corporation, subject to the execution and delivery by Executive of an agreement containing certain restrictive covenants (the “Executive Agreement”) and the completion of certain other administrative steps incidental to his service as an executive officer of Red Hat; and

WHEREAS, Red Hat and Executive agree that in connection with Executive’s promotion to Executive Vice President and upon the execution and delivery of the Executive Agreement and the completion of certain other administrative steps incidental to his service as an executive officer of Red Hat, Executive shall be entitled to receive a cash retention bonus payable in accordance with the terms of this Agreement; and

WHEREAS, Red Hat and Executive wish to modify certain terms of the severance programs in which Executive shall be entitled to participate as an executive officer of Red Hat;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Executive and Red Hat agree as follows:

1. Cash Retention Payment. Executive shall be entitled to receive, as an incentive to remain employed by Red Hat, a cash retention payment in the aggregate amount of $6,000,000 (the “Retention Payment”), subject to the terms and conditions set forth in Section 2 below. The Retention Payment shall be payable in four (4) installments as set forth below:

(a) $1,500,000 on the date of this Agreement;

(b) $1,500,000 on the first anniversary of the date of this Agreement;

(c) $1,500,000 on the second anniversary of the date of this Agreement; and

(d) $1,500,000 on the third anniversary of the date of this Agreement.

Red Hat shall disburse each installment of the Retention Payment on the payroll date immediately following the date such installment is due and owing to Executive. Each such installment shall be subject to tax withholding as may be required by law and in accordance with Red Hat’s customary practices.

2. Cash Retention Payment Terms and Conditions. Executive acknowledges and agrees that:

(a) Except as otherwise provided in this Section 2, if Executive’s continuous service as an employee of Red Hat ceases, Executive shall be bound and obligated to forfeit any installment of the Retention Payment payable on or after the date such service terminates.

(b) If Executive voluntarily terminates his employment with Red Hat or Executive’s employment is terminated by Red Hat for Good Cause (as defined below), Executive shall be bound and obligated to forfeit any installment of the Retention Payment payable on or after the date such employment terminates.

(c) If Executive’s employment is terminated by Red Hat without Good Cause, Executive voluntarily resigns from Red Hat for Good Reason (as defined below) or Executive’s employment with Red Hat ceases by reason of Executive’s death or Disability (as defined below), Executive (or Executive’s estate in the event of Executive’s death) shall be entitled to receive each remaining installment payment when it becomes due and payable in accordance with the terms of this Agreement.

(d) If Executive breaches Section 3 of the Executive Agreement, the Executive shall be bound and obligated to (i) forfeit any installment of the Retention Payment payable on or after the date of the last such breach and (ii) repay within thirty (30) days of demand therefor all amounts previously disbursed by Red Hat pursuant to this Agreement during the two-year period preceding such breach, irrespective of taxes paid or owed by Executive thereon; provided, however, that the amount to be repaid shall not exceed $2,000,000. Executive acknowledges and agrees that this provision is not a provision for liquidated damages.

(e) For purposes of this Agreement, “Good Cause” means conduct involving one or more of the following:

(i)	the conviction of Executive of, or, plea of guilty or nolo contendere to, a felony;

(ii)	the willful misconduct by Executive resulting in material harm to Red Hat;

(iii)	fraud, embezzlement, theft or dishonesty by Executive against Red Hat or any subsidiary resulting in material harm to Red Hat;

(iv)	repeated and continuing failure of Executive to follow the proper and lawful directions of Red Hat’s Chief Executive Officer or the Board of Directors after a written demand is delivered to Executive that specifically identifies the manner in which the Chief Executive Officer or the Board of Directors believes that Executive has failed to follow such instructions;

(v)	Executive’s current alcohol or prescription drug abuse affecting work performance, or current illegal use of drugs regardless of the effect on work performance;

(vi)	material violation of Red Hat’s Code of Business Conduct and Ethics by Executive that causes harm to Red Hat; or

(vii)	Executive’s material breach of any term of this Agreement, the Executive Agreement or any other applicable confidentiality and/or non-competition agreements with Red Hat.

Notwithstanding the foregoing, a termination for Good Cause shall not have occurred unless (i) Red Hat gives written notice to Executive of Red Hat’s intention to terminate Executive’s employment within sixty (60) days after the Board of Directors has knowledge that an event constituting Good Cause has occurred, specifying in reasonable detail the circumstances constituting Good Cause and (ii) there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the entire membership of the Board of Directors (excluding Executive if Executive is a member of the Board of Directors) at a meeting of the Board of Directors called and held for such purpose (after reasonable notice is provided to Executive and Executive is given an opportunity, together with legal counsel, to be heard before the Board of Directors) finding that, in the good faith opinion of the Board of Directors, Executive has engaged in the conduct described above and specifying the particulars thereof in detail.

(f) For purposes of this Agreement, “Good Reason” means one of the following:

(i)	a material reduction in Executive’s rate of annual base salary, other than an across-the-board reduction applicable to all Covered Executives (as defined in Red Hat’s Senior Management Severance Plan referenced in Section 3(a) below) of not more than 10%;

(ii)	a reduction in Executive’s individual annual target bonus opportunity, other than an across-the-board reduction applicable to all Participants (as defined in Red Hat’s Senior Management Severance Plan referenced in Section 3(a) below) of not more than 10%;

(iii)	a significant and substantial reduction of Executive’s responsibilities and authority, or a material adverse change in Executive’s reporting relationship (e.g. not reporting directly to Red Hat’s Chief Executive Officer); or

(iv)	any requirement of Red Hat that Executive be based anywhere more than fifty (50) miles from Executive’s primary office location and in a new office location that is a greater distance from Executive’s principal residence.

Notwithstanding the foregoing, a termination for Good Reason shall not have occurred unless Executive gives written notice to Red Hat of Executive’s intention to terminate employment within sixty (60) days after the occurrence of the event constituting Good Reason, specifying in reasonable detail the circumstances constituting Good Reason, and Red Hat has failed within thirty (30) days after receipt of such notice to cure the circumstances constituting Good Reason and Executive terminates employment within six (6) months of the end of such thirty (30) day period.

(g) For purposes of this Agreement, “Disability” means that as a result of accidental bodily injury, sickness, mental illness, substance abuse or pregnancy, Executive is expected for a period of twenty-four (24) months thereafter (i) to be prevented from performing one or more of the essential duties of Executive’s occupation, (ii) to have monthly earnings of less than eighty percent (80%) of Executive’s pre-Disability earnings, and (iii) to be under the regular care of a physician. For purposes of this Agreement a duty is essential if it is substantial, not incidental, is fundamental or inherent to Executive’s occupation and cannot be reasonably omitted or changed; to be at work for the number of hours in Executive’s regularly scheduled work week is also an essential duty. The Compensation Committee of Red Hat’s Board of Directors (the “Committee”) may require such proof of Disability as the Committee in its sole and absolute discretion deems appropriate and the Committee’s determination as to whether Executive has incurred a Disability shall be final and binding on all parties concerned.

3. Severance Program Participation.

(a) Subject to approval by the Committee and the terms of the Executive Agreement, Executive shall entitled to the benefits provided in Red Hat’s Senior Management Severance Plan, dated December 22, 2008 (the “Severance Plan”), as approved by Red Hat’s Board of Directors, subject to such changes as the Board of Directors may make from time to time in accordance with the terms of the Severance Plan; provided, however, that with respect to Executive, Section IV of the Severance Plan entitled “Severance Payments” is hereby amended to provide that the payments set forth in Section IV.A.1 and IV.A.2 shall be made in eighteen (18) equal monthly installments, commencing on the sixtieth (60th) day following the Termination Date (as such term is defined in the Severance Plan), subject to any delays or modifications as may be required to avoid additional taxation under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and Section IV.B of the Severance Plan shall be deleted in its entirety.

(b) Executive shall be entitled to the benefits provided in Red Hat’s Senior Management Change in Control Severance Policy, dated February 22, 2007 (the “CIC Severance Policy”), as approved by Red Hat’s Board of Directors, subject to such changes as the Board of Directors may make from time to time in accordance with the terms of the CIC Severance Policy; provided, however, that with respect to Executive, Section 5 of the CIC Severance Policy entitled “Additional Payment” is hereby deleted in its entirety from the benefits to which Executive shall be entitled under the CIC Severance Policy and instead the provision set forth in Appendix A to this Agreement shall apply.

4. Miscellaneous.

(a) Compliance with Policies. Executive agrees to abide by the rules, regulations, instructions, personnel practices and policies of Red Hat and any changes therein that may be adopted from time to time by Red Hat.

(b) Not an Employment Contract. Executive acknowledges that this Agreement does not constitute a contract of employment, does not imply that Red Hat will continue his employment for any period of time and does not change the at-will nature of his employment.

(c) Severability. In case any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

(d) Waivers. No delay or omission by Red Hat in exercising any right under this Agreement will operate as a waiver of that or any other right. A waiver or consent given by Red Hat on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

(e) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Massachusetts (without reference to the conflicts of laws provisions thereof that would result in the application of the laws of any other jurisdiction).

(f) Entire Agreement; Amendment. This Agreement, together with the Executive Agreement and those provisions of the Severance Plan and the CIC Severance Policy not modified in Section 3 of this Agreement, supersedes all prior agreements, written or oral, between Executive and Red Hat relating to the subject matter of this Agreement. This Agreement may not be modified, changed or discharged in whole or in part, except by an agreement in writing signed by Executive and Red Hat.

(g) Captions. The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

RED HAT, INC.

By:	/s/ Charles E. Peters, Jr.
Title:	Executive Vice President and Chief Financial Officer

EXECUTIVE

/s/ Brian Stevens
Brian Stevens

APPENDIX A

If payments under Section 4 of the CIC Severance Policy entitled “Computation of Severance Benefit” to Executive (“Covered Benefits”) or through other compensatory plans or arrangements (collectively with Covered Benefits, “Parachute Compensation”) (i) constitute “parachute payments” within the meaning of Section 280G of the Code, or any comparable successor provisions, and (ii) but for this provision would be subject to the excise tax imposed by Section 4999 of the Code, or any comparable successor provisions (the “Excise Tax”), then the Covered Benefits under the CIC Severance Policy shall be either (a) provided to Executive in full, or (b) provided to Executive as to such lesser extent that would result in the least portion of such Parachute Compensation being subject to the Excise Tax, whichever of the foregoing approaches, when taking into account applicable Federal, state, local and foreign income and employment taxes, the Excise Tax, and any other applicable taxes, appears reasonably likely to result in Executive’s receipt, on an after-tax basis, of the greatest amount of Parachute Compensation, notwithstanding that all or some portion of such Parachute Compensation may be taxable under the Excise Tax.

The independent, certified public accounting firm serving as Red Hat’s independent auditor immediately prior to an event covered by Section 4999, or such other independent, certified public accounting firm, or a nationally recognized compensation consulting firm, as may be appropriate, selected by the Committee, as constituted immediately prior to the event covered by Section 4999, will determine whether and to what extent payments under the CIC Severance Policy are required to be reduced in accordance with the preceding sentence. For purposes of the foregoing, Red Hat will then reduce or eliminate amounts and benefits due to Executive as follows, in the following order: (i) acceleration of any stock options whose exercise price is at or above the fair market value of the stock as determined in the discretion of the Committee (taking into account, as appropriate, the proceeds that would be received in connection with the event covered by Section 4999) (“Underwater Options”), (ii) acceleration of any stock options other than Underwater Options, (iii) the cash severance due under Section 4 of the CIC Severance Policy, and (iv) acceleration of vesting or distribution of restricted stock or restricted stock units. Within each category described in clauses (i) – (iv), reductions or eliminations shall be made in reverse order beginning with vesting or distributions that are to be paid the farthest in time from the date of the event covered by Section 4999.